November 16, 2011

COPPER NORTH CLOSES $200,000 NON-BROKERED PRIVATE PLACEMENT

Vancouver, British Columbia – Copper North Mining Corp. ("Copper North" or the "Company") (TSXV: COL) is pleased to announce that it has closed its non-brokered private placement of 800,000 units of the Company at the price of $0.25 per unit to Sally Eyre, the President and Chief Executive Officer and a director of the Company. Each unit consists of one common share and one non-transferrable warrant, with each warrant entitling the holder to purchase one additional common share of the Company at a price of $0.28 until November 16, 2013.

The shares, warrants and shares issuable on exercise of the warrants are subject to a hold period expiring on March 17, 2012.

Copper North intends to use the proceeds from the sale of the units for general working capital.

The participation in the private placement by Dr. Eyre is considered a "related party transaction" as defined under Multilateral Instrument 61-101 ("MI 61-101"). The transaction is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101, as neither the fair market value of any shares issued to, nor the consideration paid by, Dr. Eyre exceeded 25% of the Company's market capitalization.

The Company did not file a material change report more than 21 days before the expected closing of the private placement as the details of the private placement were not settled until shortly before the announcement of the private placement and the Company wished to close the private placement on an expedited basis for sound business reasons.

About Copper North

Copper North is a Canadian mineral exploration and development company. Copper North's mineral resource assets include the Carmacks Copper Project located in the Yukon, and the high-grade, stratiform-copper Redstone Deposit, located in the Northwest Territories. Copper North trades on the TSX Venture Exchange under the symbol COL. Please visit www.coppernorthmining.com.

On behalf of the Board of Directors:

“Sally Eyre”
Dr. Sally Eyre
President, CEO and Director

For Further Information:
Sally Eyre, President & CEO
Peter Oates, Manager, Investor Relations

Tel:	604.638.2505
Email:	info@coppernorthmining.com
Web:	www.coppernorthmining.com

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This news release includes certain "forward-looking statements", including the Company's intended use of the proceeds from the private placement. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include market prices, exploitation and exploration results, availability of capital and financing, general economic, market or business conditions, uninsured risks, regulatory changes, defects in title, availability of personnel, materials and equipment, timeliness of government approvals, unanticipated environmental impacts on operations and other exploration risks detailed herein and from time to time in the filings made by the Company with securities regulators. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.